UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 8th January, 2015	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 5th January, 2015 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Appointment of Chairperson.

Exhibit I

5th January, 2015

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Appointment of Chairperson

In terms of the applicable provisions of the Listing Agreement, we wish to inform you that Mrs. Shyamala Gopinath has been appointed as part time Non-Executive Chairperson of the Bank for a period of 3 years with effect from 2nd January, 2015. The approval of shareholders of the Bank for her appointment has already been received by means of resolution passed by postal ballot. The Reserve Bank of India has also approved her appointment with effect from the date she assumes charge as Chairperson. Kindly note that she has assumed charge w.e.f. 2nd January, 2015. A copy of the approval of Reserve Bank of India is attached herewith for your perusal.

Ms. Gopinath does not hold any shares in the Bank.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl.: Approval of Reserve Bank of India for appointment of Mrs. Gopinath

DBR. Apptt. No. 9008/08.89.001/2014-15	December 17, 2014

Shri Sanjay Dongre

Executive Vice President (Legal) & Company Secretary

HDFC Bank Ltd.

Trade house Kamala Mills Compound

Senapati Bapat Marg,

Lower Parel

Mumbai 400013

Dear Sir,

Section 10B (1-A) of the Banking Regulation Act, 1949 -

Appointment of Mrs. Shyamala Gopinath as Part-time Chairperson

Please refer to your letter dated October 10, 2014 on the captioned subject.

2. In terms of Section 10B (1A) (i) of the B R Act, 1949, we convey our approval for appointment of Mrs. Shyamala Gopinath as the non-executive Part-time Chairperson of your bank for three years from the date of our approval or from the date of her taking charge whichever is later, on terms and conditions proposed by your bank and as given in the Annex.

3. Please note that this approval is under the Banking Regulation Act 1949, and your bank may ensure compliance with other applicable laws/regulations in this regard.

4. You may please advise us the actual date of taking charge by Mrs. Gopinath as the Part-time Chairperson of your bank.

Yours faithfully,

/s/ Prodosh Ganguly

(Prodosh Ganguly)

Dy. General Manager

Encls: as above

Department of Banking Regulation, Central Office, 12th & 13th Floor, Central Office Bhavan, Shahid Bhagat Singh Marg, Mumbai-400001 Tel No: 022-22701245, Fax No: 022-22701240, Email ID: prodoshganguly@rbi.org.in

Annex

Details of Remuneration of Mrs. Shyamala Gopinath

as Part-time Chairperson - HDFC Bank Ltd.

Particulars	Amount in Rs.
Remuneration	Rs.30 lakh p.a.

Free use of bank’s car for official and private purpose	Yes